INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
CONTENTS

BANRO CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	September 30, 2016	December 31, 2015
		$	$
ASSETS
Current Assets
Cash and cash equivalents	4	9,487	2,262
Restricted cash	4	10,079	-
Trade and other receivables	5	22,701	13,020
Prepaid expenses and deposits	6	11,882	7,081
Inventories	7	56,705	28,189
		110,854	50,552
Non-Current Assets
Inventories	7	4,115	3,802
Property, plant and equipment	8	637,263	289,627
Exploration and evaluation	9	146,522	139,738
Mine under construction	10	-	388,012
		787,900	821,179
TOTAL ASSETS		898,754	871,731

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	11	73,473	82,235
Deferred revenue	12	11,457	5,838
Bank loans	13	12,208	11,921
Other liabilities	14	4,885	2,033
Derivative instruments - mark-to- market	15	13,760	28,763
Long-term debt	17	194,543	-
Preference shares	18	42,270	-
		352,596	130,790
Non-Current Liabilities
Deferred revenue	12	97,086	42,529
Bank loans	13	-	3,012
Other liabilities	14	5,124	5,366
Derivative instruments - mark-to- market	15	5,015	25,004
Provision for closure and reclamation	16	8,370	8,066
Long-term debt	17	10,000	168,127
Preference shares	18	33,607	69,337
		159,202	321,441
Total Liabilities		511,798	452,231

Shareholders' Equity
Share capital	19	526,987	518,629
Warrants	19b	13,356	13,356
Contributed surplus	20	43,807	43,431
Deficit		(197,194)	(155,916)
		386,956	419,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		898,754	871,731

Commitments and contingencies	21

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2016	2015	2016	2015
		$	$	$	$

Operating revenue		67,465	38,504	173,654	122,104

Operating expenses
Production costs	24	(39,108)	(17,263)	(107,798)	(56,101)
Depletion and depreciation	8	(16,977)	(5,821)	(44,737)	(19,332)
Total mine operating expenses		(56,085)	(23,084)	(152,535)	(75,433)

Gross earnings from operations		11,380	15,420	21,119	46,671

General and administrative	25	(3,874)	(2,421)	(11,793)	(8,871)
Share-based payments	20	(56)	(92)	(396)	(649)
Other charges and provisions, net	26	(1,107)	1,000	(16,705)	(1,777)
Impairment charge		-	(23,000)	-	(73,200)
Net income/(loss) from operations		6,343	(9,093)	(7,775)	(37,826)

Finance expenses	27	(11,033)	(3,139)	(33,783)	(16,478)
Foreign exchange gain		32	20	277	204
Interest income		-	1	3	3
Net loss		(4,658)	(12,211)	(41,278)	(54,097)

Items that may be reclassified to profit or loss:
Fair value loss on available-for-
sale financial asset		-	33	-	(917)
Total comprehensive loss		(4,658)	(12,178)	(41,278)	(55,014)

Loss per share
Basic	19c	(0.02)	(0.05)	(0.14)	(0.21)
Diluted	19c	(0.02)	(0.05)	(0.14)	(0.21)

Basic	19c	302,712	252,151	291,993	252,130
Diluted	19c	302,712	252,151	291,993	252,130

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share Capital

		Number of				Available-
	Notes	common			Contributed	for-sale
		shares (in	Amount	Warrants	Surplus	asset	Deficit	Total
		thousands)	$	$	$	$	$	$

Balance as at January 1, 2015		252,101	518,615	13,356	42,526	380	(82,373)	492,504
Net loss		-	-	-	-	-	(54,097)	(54,097)
Exercise of stock options	20	50	12	-	(4)	-	-	8
Share-based payments	20	-	-	-	808	-	-	808
Fair value loss on available- for-sale financial asset		-	-	-	-	(917)	-	(917)
Balance as at September 30, 2015		252,151	518,627	13,356	43,330	(537)	(136,470)	438,306
Net loss		-	-	-	-	-	(19,446)	(19,446)
Exercise of stock options	20	8	2	-	(1)	-	-	1
Share-based payments	20	-	-	-	102	-	-	102
Fair value loss on available- for-sale financial asset		-	-	-	-	(72)	-	(72)
Fair value loss realized on sale of financial asset		-	-	-	-	609	-	609
Balance as at December 31, 2015		252,159	518,629	13,356	43,431	-	(155,916)	419,500
Net loss		-	-	-	-	-	(41,278)	(41,278)
Private placement	19	50,000	8,068	-	-	-	-	8,068
Exercise of stock options	20	1,323	290	-	(103)	-	-	187
Share-based payments	20	-	-	-	479	-	-	479
Balance as at September 30, 2016		303,482	526,987	13,356	43,807	-	(197,194)	386,956

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2016	2015	2016	2015
		$	$	$	$
Cash flows from operating activities
Net loss		(4,658)	(12,211)	(41,278)	(54,097)
Adjustments for:
Recognition of non-cash revenue	12	(6,427)	(6,926)	(18,365)	(15,093)
Depletion and depreciation	8	16,990	5,834	44,777	19,393
Unrealized foreign exchange gain		(25)	(273)	(251)	(346)
Share-based payments	20	56	92	396	649
Employee retention allowance	14	179	100	532	378
Finance expense excluding bank charges, net of interest income	27	10,105	3,525	31,226	14,918
Accretion on closure and reclamation	16	173	160	510	506
Impairment charge	10	-	23,000	-	73,200
Other charges and provisions, net	26	1,107	(1,000)	15,901	1,777
Interest paid		(10,521)	(2,471)	(21,746)	(4,112)
Taxes paid		-	-	(314)	-
Interest received		-	-	3	3
Operating cash flows before working capital adjustments		6,979	9,830	11,391	37,176
Working capital adjustments	29	(11,536)	(1,204)	(19,420)	(14,156)
Net cash flows (used in)/provided by operating activities		(4,557)	8,626	(8,029)	23,020

Cash flows from investing activities
Movement in restricted cash	4	8,822	8,196	(10,079)	-
Acquisition of property, plant, and equipment	8	(7,569)	(12,820)	(21,563)	(19,206)
Exploration and evaluation expenditures and associated working capital movements	9	(2,702)	(3,271)	(7,296)	(8,926)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	10	-	(3,612)	(13,515)	(26,992)
Interest paid		-	(8,144)	-	(17,350)
Net cash used in investing activities		(1,449)	(19,651)	(52,453)	(72,474)

Cash flows from financing activities
Bank overdraft	11	5,178	(913)	2,785	201
Net proceeds from non-equity financing	29	10,000	6,165	100,175	62,418
Net proceeds from equity financing	29	152	-	8,255	8
Repayment of derivative liabilities	15	-	-	(31,761)	-
Payment of dividends	18	(3,613)	(1,943)	(7,391)	(5,250)
Finance lease payment	14	(574)	(688)	(1,632)	(688)
Net borrowings/repayments of bank loans	13	(1,157)	3,046	(2,725)	(4,272)
Net cash provided by financing activities		9,986	5,667	67,706	52,417

Effect of foreign exchange on cash and cash equivalents		-	(17)	1	(70)
Net increase/(decrease) in cash and cash equivalents		3,980	(5,375)	7,225	2,893
Cash and cash equivalents, beginning of the period		5,507	9,270	2,262	1,002
Cash and cash equivalents, end of the period		9,487	3,895	9,487	3,895

Other cash flow items and non-cash transactions (Note 29)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2016 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of Compliance

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2016, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements of IAS 1, Presentation of Financial Statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2015, which include information necessary to understand the Company’s business and financial statement presentation.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was November 3, 2016.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company had a net loss of $41,278 for the nine months ended September 30, 2016 (nine months ended September 30, 2015 – net loss of $54,097) and as at September 30, 2016 had a working capital deficit of $4,929, excluding long-term debt and preference shares (December 31, 2015 - $80,238).

For the three and the nine months ended September 30, 2016, the interim condensed consolidated statements of comprehensive loss include the activity of the Namoya mine as commercial production was declared on January 1, 2016 (see Note 10). The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financing closed in the current period, management is exploring all available options to secure additional funding, including forward sale agreements, equity financing, debt financing and strategic partnerships. Given the continuation of weak investor sentiment and capital market conditions, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify economically recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the interim condensed statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2015, except for those newly adopted accounting standards noted below.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);
•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) was issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

4.	CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2016	2015
	$	$
Cash	9,487	2,207
Cash equivalents	-	55
Cash and cash equivalents	9,487	2,262

Restricted cash[1]	10,079	-
	10,079	-

1 Restricted cash relates to deposits for future payments on long-term debt until maturity (see Note 17) and reclamation deposits for permit renewal.

5.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2016	2015
	$	$
Advances to employees	575	299
VAT receivable	13,632	10,014
Other receivables	8,494	2,707
	22,701	13,020

As at September 30, 2016, there were no allowances as all amounts are expected to be fully recovered (December 31, 2015 - $nil).

6.	PREPAID EXPENSES AND DEPOSITS

	September 30,	December 31,
	2016	2015
	$	$
Supplier prepayments and deposits - Twangiza	5,637	3,078
Supplier prepayments and deposits - Namoya	5,160	3,160
Prepaid insurance and rent	1,085	843
	11,882	7,081

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

7.	INVENTORIES

	September 30,	December 31,
	2016	2015
	$	$
Ore in stockpiles	3,183	1,431
Gold in process	10,855	761
Gold bullion	6,224	2,022
Mine operating supplies	36,443	23,975
Total current portion	56,705	28,189

Non-current ore in stockpiles[1]	4,115	3,802
Total non-current portion	4,115	3,802

Total	60,820	31,991

1 Includes stockpiles not scheduled for processing within the next twelve months.

The Company transferred $14,312 from mine under construction to inventories upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the three and nine months ended September 30, 2016, the Company recognized $39,108 and $107,798, respectively, (three and nine months ended September 30, 2015 - $17,263 and $56,101 respectively) of inventories as an expense as production costs and $nil and $1,034, respectively (three and nine months ended September 30, 2015 - $nil and $nil respectively) for impairment of inventories as other charges and provisions in the interim condensed consolidated statements of comprehensive loss.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PPE”) are summarized as follows:

	Mining	Construction	Plant and	Total
	assets	in progress	equipment
	$	$	$	$
I) Cost
Balance as at January 1, 2015	54,771	1,532	327,408	383,711
Additions	-	52	29,089	29,141
Disposals	-	-	(2,754)	(2,754)
Balance as at December 31, 2015	54,771	1,584	353,743	410,098
Additions	-	8,685	16,041	24,726
Transfers	51,921	(1,895)	323,674	373,700
Disposals	-	-	(857)	(857)
Balance as at September 30, 2016	106,692	8,374	692,601	807,667

II) Accumulated Depreciation
Balance as at January 1, 2015	20,448	-	68,253	88,701
Depreciation	-	-	30,726	30,726
Depletion	3,591	-	-	3,591
Disposals	-	-	(2,547)	(2,547)
Balance as at December 31, 2015	24,039	-	96,432	120,471
Depreciation	-	-	44,133	44,133
Depletion	6,523	-	-	6,523
Disposals	-	-	(723)	(723)
Balance as at September 30, 2016	30,562	-	139,842	170,404

III) Carrying amounts
Balance as at December 31, 2015	30,732	1,584	257,311	289,627
Balance as at September 30, 2016	76,130	8,374	552,759	637,263

The Company transferred $373,700 from mine under construction to PPE upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the three and nine months ended September 30, 2016, the Company disposed of assets with a total cost of $nil and $857, respectively, and accumulated depreciation of $nil and $723, resulting in a loss on disposition of $nil and $134 (three and nine months ended September 30, 2015 – total cost of $2,185 and $2,754 and accumulative depreciation of $1,991 and $2,547 and a loss on disposition on $194 and $207). The Company’s PPE in the Congo are pledged as security.

9.	EXPLORATION AND EVALUATION

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

					Banro
	Twangiza	Namoya	Lugushwa	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2015	31,026	16,843	53,433	24,410	4,247	129,959
Additions	1,516	1,185	2,921	2,924	1,233	9,779
Balance as at December 31, 2015	32,542	18,028	56,354	27,334	5,480	139,738
Additions	1,037	812	2,118	2,097	720	6,784
Balance as at September 30, 2016	33,579	18,840	58,472	29,431	6,200	146,522

10.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2015	414,258
Additions	111,372
Pre-commercial production revenue	(53,318)
Impairment	(84,300)
Balance as at December 31, 2015	388,012
Transfers to inventories	(14,312)
Transfers to PPE	(373,700)
Balance as at September 30, 2016	-

Effective January 1, 2016 the Company declared commercial production at its Namoya mine. All capital costs related to the Namoya mine prior to January 1, 2016 have been transferred to property, plant and equipment. Revenues realized from the sale of inventories produced and sold before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. This treatment ceased on December 31, 2015, and proceeds from sales beginning January 1, 2016 have been recognized in the interim condensed consolidated statements of comprehensive loss.

11.	TRADE AND OTHER PAYABLES

	September 30,	December 31,
	2016	2015
	$	$
Bank overdrafts	8,824	6,039
Accounts payable	50,747	51,715
Accrued liabilities	13,902	23,615
Promissory note	-	866
	73,473	82,235

12.	DEFERRED REVENUE

In February 2016, the Company closed a gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”). The Company received from RFWB a deposit of $67,500 for the delivery of a certain percentage (the “Entitlement Percentage”) of the gold produced at the Twangiza mine (effective January 1, 2016) for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the delivery term, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by RFWB to Twangiza upon delivery of the gold are $150 per ounce. The value of deliveries between January 1, 2016 and the closing of the transaction, totaling $1,037, have been reflected as an adjustment to the proceeds from deferred revenue on initial recognition. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

In April 2015, the Company closed a streaming transaction for the Namoya mine and received a deposit of $50,000 from an entity funded by investment funds managed by Gramercy Funds Management LLC, in exchange for the delivery of 8.33% of the gold produced at the Namoya mine at an ongoing price of $150 per ounce for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years.

The current portion of deferred revenue reflects expected deliveries within the next 12 months.

	Namoya	Twangiza	Total
	$	$	$
Balance as at January 1, 2015	-	-	-
Prepayment received	50,000	-	50,000
Gold delivered	(1,633)	-	(1,633)
Balance as at December 31, 2015	48,367	-	48,367
Prepayment received	-	66,463	66,463
Gold delivered	(2,856)	(3,431)	(6,287)
Balance as at September 30, 2016	45,511	63,032	108,543
Current portion	5,204	6,253	11,457
Non-current portion	40,307	56,779	97,086

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

13.	BANK LOANS

Lender	Ecobank	Rawbank	Banque	Banque	Rawbank	Total
			Commerciale	Commerciale
			du Congo	du Congo
	$	$	$	$	$	$
Balance as of January 1, 2015	15,000	1,000	4,992	-	-	20,992
Proceeds	-	-	-	11,500	-	11,500
Repayments	(11,131)	(1,000)	(4,992)	(436)	-	(17,559)
Balance as of December 31, 2015	3,869	-	-	11,064	-	14,933
Proceeds	-	-	-	1,500	5,000	6,500
Repayments	(3,869)	-	-	(4,106)	(1,250)	(9,225)
Balance as of September 30, 2016	-	-	-	8,458	3,750	12,208
Current portion	-	-	-	8,458	3,750	12,208
Non-Current portion	-	-	-	-	-	-

Start Date	February 2013	July 2013	September	September	June 2016
			2013	2015
End Date	February 2016	September	October 2015	July 2017	May 2017
		2015
Interest rate	8.5%	10.0%	9.5%	9.5%	12.0%
Payment Frequency	Quarterly	Monthly	Monthly	Monthly	Monthly

The Company accrued interest on the bank loans of $39 as of September 30, 2016 (December 31, 2015 - $99) which is included in accrued liabilities in its interim condensed consolidated statements of financial position. The Company recorded interest expense of $364 and $1,005, in the interim condensed consolidated statements of comprehensive loss, for the respective three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 - $nil and $nil) and $nil was capitalized to mine under construction during the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 - $176 and $1,166, respectively) in relation to the bank loans.

14.	OTHER LIABILITIES

a)	Finance lease

The gross values of minimum lease payments are as follows:

	September 30,	December 31,
	2016	2015
	$	$
Within one year	1,845	2,537
Between two and five years	-	1,382
	1,845	3,919
Future interest	(148)	(591)
Present value of finance lease liabilities	1,697	3,328

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The present values of minimum lease payments are as follows:

	September 30,	December 31,
	2016	2015
	$	$
Within one year	1,697	2,033
Between two and five years	-	1,295
Present value of finance lease liabilities	1,697	3,328

The carrying amounts of the assets under lease as at September 30, 2016 is $4,408 (December 31, 2015 - $4,908).

b)	Employee retention allowance

The following table summarizes information about changes to the Company’s employee retention allowance during the nine months ended September 30, 2016. Retention is categorized as a non-current liability in the interim condensed consolidated statements of financial position.

$
Balance as at January 1, 2015	3,405
Additions	1,123
Forfeitures	(127)
Payments to employees	(330)
Balance as at December 31, 2015	4,071
Additions	725
Forfeitures	(74)
Payments to employees	(1,011)
Balance as at September 30, 2016	3,711

c)	Equipment financing

	Twangiza	Namoya	Total
	$	$	$
Balance as of December 31, 2015	-	-	-
Financed amount	2,585	2,895	5,480
Payments	(369)	(510)	(879)
Balance as of September 30, 2016	2,216	2,385	4,601
Current portion	1,477	1,711	3,188
Non-current portion	739	674	1,413

During the nine months ended September 30, 2016, the Company entered into equipment financing arrangements in relation to mobile equipment, which bear an interest rate of 8% per annum. $600 of the financed amount is payable in 11 equal monthly installments. The remaining balance of the financed amount is payable in eight quarterly instalments.

15.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

In January 2016, one of the gold forward sale agreements closed in 2015 was amended for an additional prepayment by the purchaser of $3,480 for its purchase of an additional 123.835 ounces of gold per month from the Twangiza mine beginning in January 2016 for 32 months. The terms and conditions for the agreement remain unchanged and the Company has classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. Transaction costs of $nil and $300 were expensed under finance expenses during the three and nine months ended September 30, 2016 in the interim condensed consolidated statements of comprehensive loss.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

In February 2016, the Company extinguished gold forward sales for $31,761 that had been closed by the Company in February and April 2015 and realized a gain of $30 on extinguishment in the interim condensed consolidated statements of comprehensive loss.

During the three and nine months ended September 30, 2016, the Company reflected a fair value loss of $578 and $6,207 respectively in the interim condensed consolidated statements of comprehensive loss relating to the revaluation of these gold prepayment arrangements (three and nine months ended September 30, 2015 - $2,367 and $4,348).

	Twangiza	Rawbank	Project	Auramet	Total
	GSA		Vendor
	$	$	$	$	$
Balance as at January 1, 2015	-	-	-	1,291	1,291
Prepayment received	47,000	10,000	2,894	5,000	64,894
Gold delivered	(12,737)	(3,214)	(1,168)	(2,787)	(19,906)
Fair value loss	5,504	357	140	204	6,205
Balance as at December 31, 2015	39,767	7,143	1,866	3,708	52,484
Prepayment received	3,480	-	-	-	3,480
Gold delivered	(6,151)	(4,471)	(1,456)	(3,805)	(15,883)
Fair value loss	4,907	688	515	97	6,207
Extinguishment	(31,761)	-	-	-	(31,761)
Balance as at September 30, 2016	10,242	3,360	925	-	14,527
Current portion	5,227	3,360	925	-	9,512
Non-current portion	5,015	-	-	-	5,015

b)	Call Options

In connection with a $3,000 Auramet gold forward sale agreement, the Company issued call options for the purchase of 5,000 ounces at a price of $1,200 per ounce. In June 2016, the call options were exercised and, during the three and nine months ended September 30, 2016, the Company reflected a fair value loss of $nil and $509, respectively, in the interim condensed consolidated statements of comprehensive loss.

In June 2016, the Company sold call options for the purchase of 3,000 ounces at a price of $1,400 per ounce that expired unexercised at the end of September at an initial value of $45. During the three and nine months ended September 30, 2016, the Company reflected a fair value gain of $112 and $45, respectively, in the interim condensed consolidated statements of comprehensive loss.

In July 2016, the Company sold call options for the purchase of 3,000 ounces at a price of $1,425 per ounce expiring at the end of October 2016 at an initial value of $30. During the three and nine months ended September 30, 2016, the Company reflected a fair value gain of $30 in the interim condensed consolidated statements of comprehensive loss.

As at September 30, 2016, a fair value related to call options of $nil was reflected in the derivative liabilities balance and classified as current liability in the interim condensed consolidated statements of financial position (December 31, 2015 - $40).

c)	Warrants to Purchase Common Shares

On February 26, 2016, warrants were issued as a part of the term loan and private placement transactions arranged by the Company (see Notes 17 and 19) that entitle the holders thereof to acquire 10 million and 2.5 million common shares of the Company, respectively, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019.

On August 18, 2014, warrants were issued as a part of a liquidity backstop facility (the “Facility”) arranged by the Company (the Facility has since been extinguished; see Note 17). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

As at September 30, 2016, all warrants issued were outstanding and classified as a current liability in the interim condensed consolidated statements of financial position. During the three and nine months ended September 30, 2016, the Company reflected a fair value loss of $546 and $1,187, respectively, in the interim condensed consolidated statements of comprehensive loss (three and nine months ended September 30, 2015 – fair value gain of $1,384 and fair value loss of $165, respectively).

$
Fair value, December 31, 2015	1,243
Issuance of warrants	1,818
Fair value loss	1,187
Balance as at September 30, 2016	4,248

16.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 8.83%, a mine life of 14.25 years, and estimated future undiscounted liability of $9,188 (December 31, 2015 - $9,188). The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 8.65%, a mine life of 8.25 years, and estimated future undiscounted liability of $11,140 (December 31, 2015 - $10,565). For the three and nine months ended September 30, 2016, the Company recorded accretion expense of $173 and $510 (three and nine months ended September 30, 2015 - $160 and $506) in the interim condensed consolidated statements of comprehensive loss.

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2015	3,633	4,122	7,755
Change in life of mine	(1,142)	-	(1,142)
Additions	38	101	139
Change in discount rate	258	380	638
Unwinding of the discount rate	272	404	676
Balance at December 31, 2015	3,059	5,007	8,066
Change in life of mine	(481)	(3)	(484)
Additions	-	278	278
Unwinding of the discount rate	174	336	510
Balance at September 30, 2016	2,752	5,618	8,370

17.	LONG-TERM DEBT

In July 2016, the Company entered into a gold dore purchase agreement in connection with a $10,000 loan facility (the “Baiyin Loan”) with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFWB, which currently owns approximately 16.5% of the outstanding common shares of the Company. The Baiyin Loan was funded in two equal tranches, the first tranche was funded in July 2016 with an initial maturity date of July 15, 2018 and the second tranche was funded in September 2016 with an initial maturity date of September 1, 2018. The Baiyin Loan bears an initial interest rate of 10% per annum up to August 31, 2016 and 11% per annum thereafter. The Company can prepay the principal at any time without penalty. Under the gold dore purchase agreement, Baiyin will purchase at market prices approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and approximately 50% of the gold dore produced by Namoya from December 1, 2016, in each case until the date the Baiyin Loan is repaid.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The Company recognized the Baiyin Loan at its fair value of $10,000. For the three and nine months ended September 30, 2016, the Company recognized $154 of interest under finance expense in its interim condensed consolidated statements of comprehensive loss.

In February 2016, the Company closed a $22,500 term loan facility (the “Term Loan”) funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The Term Loan bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3-month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The Term Loan may be prepaid at any time without penalty. Gramercy and RFWB may require repayment of the Term Loan at any time after the second anniversary. The Company issued to the lenders a total of 10 million common share purchase warrants of the Company (5 million warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 for a period of three years (see Note 15).

The Company recognized the Term Loan at its fair value of $22,500 less transaction costs of $268 and a fair value of $1,455 attributed to the warrants. For the three and nine months ended September 30, 2016, the Company recognized $1,072 and $2,491 of interest under finance expense in its interim condensed consolidated statements of comprehensive loss. As September 30, 2016, the Company included accrued interest on the term loan of $159 under accrued liabilities in its interim condensed consolidated statements of financial position.

In August 2014, the Company closed a liquidity backstop facility (the “Facility”) for a total of $35,000 in Priority Lien and Parity Lien Notes with any interest payable before July 31, 2015 capitalized to outstanding principal and a maturity date of July 31, 2016. In December 2014, the Company issued an additional $2,000 in Parity Lien Notes. In April 2015, the Company repaid the Facility for a payment of $40,701.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statements of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering was attributable to the construction of the Namoya mine, the Company capitalized the related portion, 88%, of all borrowing costs prior to the Namoya mine entering commercial production. As at September 30, 2016, the fair value of the long-term debt is $134,750 (December 31, 2015 - $105,000) which is valued using a market approach. For the three and nine months ended September 30, 2016, the Company capitalized borrowing costs of $nil (three and nine month ended September 30, 2015 – $4,954 and $14,863) to mine under construction and recognized $5,906 and $17,443 (three and nine month ended September 30, 2015 - $760 and $2,065) of borrowing costs under finance expense in its interim condensed consolidated statements of comprehensive loss. As at September 30, 2016, the Company included accrued interest on the long-term debt of $1,438 (December 31, 2015 - $5,833) under accrued liabilities in its interim condensed consolidated statements of financial position.

The Company has complied with its long-term debt covenants as at September 30, 2016.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

	Offering	Facility	Term Loan	Baiyin Loan	Total
	$	$	$		$
Balance at January 1, 2015	163,055	37,866	-	-	200,921
Accretion and capitalized interest	5,072	2,509	-	-	7,581
Extinguishment	-	(40,375)	-	-	(40,375)
Balance at December 31, 2015	168,127	-	-	-	168,127
Loan issued	-	-	20,777	10,000	30,777
Accretion	4,306	-	1,333	-	5,639
Balance at September 30, 2016	172,433	-	22,110	10,000	204,543
Current	172,433	-	22,110	-	194,543
Non-current	-	-	-	10,000	10,000

The table below details the timing of payments for principal and interest on the long-term debt:

			Payments due by period
		Less than	One to three	Three to	After four
	Total	one year	years	four years	years
	$	$	$	$	$
Offering debt	175,000	175,000	-	-	-
Offering debt interest	8,678	8,678	-	-	-
Term loan principal	22,500	22,500	-	-	-
Term loan interest	483	483	-	-	-
Baiyin loan	10,000	-	10,000	-	-
Baiyin loan interest	2,040	1,100	940	-	-

18.	PREFERENCE SHARES

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statements of comprehensive loss. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its interim condensed consolidated statements of financial position. As at September 30, 2016, the Company has recognized the Preference Shares at their fair value of $33,607 (December 31, 2015 - $28,315). For the three and nine months ended September 30, 2016, a gain of $209 and a loss of $6,206, respectively, was recorded in the interim condensed consolidated statements of comprehensive loss for the change in fair value of the derivative financial liability (for the three and nine months ended September 30, 2015 – gain of $1,622 and $3,095). The fair value of the Preference Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable.

During the three and nine months ended September 30, 2016, the Company declared dividends on the Preference Shares in the amount of $1,881 and $3,929. As at September 30, 2016, accrued dividends of $969 in respect of the dividend payment date of September 30, 2016 were included in the Preference Shares balance. For the three and nine months ended September 30, 2016, dividend expense of $1,062 and $3,016 was reflected in the interim condensed consolidated statements of comprehensive loss (three and nine months ended September 30, 2015 - $771 and $2,387) and $nil of dividends were capitalized to mine under construction (three and nine months ended September 30, 2015 - $155 and $461).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. During the three and nine months ended September 30, 2016, dividends of $869 and $2,596 were paid (three and nine months ended September 30, 2015 - $868 and $1,736).

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statements of comprehensive loss. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its interim condensed consolidated statements of financial position. As at September 30, 2016, the Company has recognized the Private Placement Preferred Shares at their fair value of $42,270 (December 31, 2015 - $41,022) and classified them as current liabilities based on the date of maturity. For the three and nine months ended September 30, 2016, a loss of $374 and $1,248, respectively, was included in the interim condensed consolidated statements of comprehensive loss for the change in fair value of the derivative financial liability (three and nine months ended September 30, 2015 – gain of $466 and loss of $1,262). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. For the three and nine months ended September 30, 2016, dividends of $nil were capitalized to mine under construction (three and nine months ended September 30, 2015 - $284 and $1,004) and for the three and nine months ended September 30, 2016, dividend expense of $869 and $2,596 was reflected in the interim condensed consolidated statements of comprehensive loss (three and nine months ended September 30, 2015 - $586 and $2,062).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of
	Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Balance as at January 1, 2015	116	2,877
Accrued cumulative dividends	-	240
Dividend payments	-	(215)
Change in fair value	-	(405)
Balance as at December 31, 2015	116	2,497
Accrued cumulative dividends	-	259
Dividend payments	-	(425)
Change in fair value	-	633
Balance as at September 30, 2016	116	2,964

Subco Shares*
Balance as at January 1, 2015	1,200	29,749
Accrued cumulative dividends	-	2,484
Dividend payments	-	(2,224)
Change in fair value	-	(4,191)
Balance as at December 31, 2015	1,200	25,818
Accrued cumulative dividends	-	2,756
Dividend payments	-	(3,504)
Change in fair value	-	5,573
Balance as at September 30, 2016	1,200	30,643

Namoya Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value	-	624
Balance as at September 30, 2016	21	21,135

Twangiza Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value	-	624
Balance as at September 30, 2016	21	21,135

Total Balance as at December 31, 2015		69,337
Total Balance as at September 30, 2016		75,877

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

19.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

In February 2016, the Company closed an $8,750 equity private placement to RFWB. The Company issued to RFWB 50 million common shares and warrants that entitle the holder to purchase 2.5 million common shares at a price of $0.2275 per share for a period of three years (see Note 15). RFWB holds approximately 16.5% of the outstanding common shares of the Company following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of the Company, RFWB has the right to nominate one person for election to the Company’s board of directors at the annual shareholders’ meeting.

As of September 30, 2016, the Company had 303,482 common shares issued and outstanding (December 31, 2015 – 252,159).

	Number of shares
	(in thousands)	Amount
Balance as at January 1, 2015	252,101	$518,615
Exercise of stock options	58	14
Balance as at December 31, 2015	252,159	518,629
Private placement	50,000	8,068
Exercise of stock options	1,323	290
Balance as at September 30, 2016	303,482	$526,987

b)	Share purchase warrants

As part of the Offering disclosed in Note 17, the Company issued to the investors 8.4 million Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 per share until March 1, 2017. As of September 30, 2016, the Company had 8.4 million Warrants outstanding (December 31, 2015 – 8.4 million).

On August 18, 2014, warrants were issued as a part of the Facility arranged by the Company (see Note 15c and 17). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants. As of September 30, 2016, all of these warrants were outstanding (December 31, 2015 – 13.3 million).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

On February 26, 2016, warrants were issued as a part of the term loan and private placement transactions arranged by the Company and have been recorded as derivative liabilities (see Notes 15, 17 and 19a). The warrants entitle the holders thereof to acquire 10 million and 2.5 million common shares, respectively, of the Company, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019. As of September 30, 2016, all of these warrants were outstanding. The exercise of the warrants is limited to each holder owning no more than 19.9% of the Company. In the event of this exercise cap being triggered, warrants exercised for which shares cannot be issued are to be settled in cash.

c)	Loss per share (in thousands)

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2016, amounting to 302,712 and 291,993, respectively (three and nine months ended September 30, 2015 – 252,151 and 252,130, respectively) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2016 is 302,712 and 291,993 common shares (three and nine months ended September 30, 2015 – 252,151 and 252,130, respectively). During the three and nine months ended September 30, 2016, 16,154 and 13,097 potential common shares related to stock options and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive.

20.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2016 and 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12-month anniversary of the grant date, and the remaining third on the 24-month anniversary of the grant date.

The following tables summarize information about stock options (option numbers in thousands):

For the nine months ended September 30, 2016:

							Weighted
			During the Period				average
Exercise Price Range	Opening					Closing	remaining	Vested &
(Cdn$)	Balance					Balance	contractual	Exercisable	Unvested
							life (years)
		Granted	Exercised	Forfeiture	Expired
0.00 - 0.79	10,000	4,073	(1,323)	(1,157)	-	11,593	3.74	6,463	5,130
0.80 - 1.00	5,375	-	-	(970)	-	4,405	2.39	4,405	-
1.01 - 4.75	6,160	-	-	(716)	(899)	4,545	0.45	4,545	-
	21,535	4,073	(1,323)	(2,843)	(899)	20,543	2.72	15,413	5,130
Weighted Average Exercise Price (Cdn$)	1.59	0.40	0.18	1.55	3.51	1.37		1.72	0.31

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

For the nine months ended September 30, 2015:

			During the Period				Weighted
							average
Exercise Price Range	Opening					Closing	remaining	Vested &
(Cdn$)	Balance					Balance	contractual	Exercisable	Unvested

		Granted	Exercised	Forfeiture	Expired

0.00 - 0.79	-	10,460	(50)	(215)	-	10,195	4.33	3,399	6,796
0.80 - 1.00	5,690	-	-	(285)	-	5,405	3.41	4,620	785
1.01 - 2.35	1,935	-	-	(722)	(1,212)	1	0.00	1	-
2.36 - 4.75	7,921	-	-	(1,601)	(20)	6,300	1.31	6,300	-
	15,546	10,460	(50)	(2,823)	(1,232)	21,901	3.12	14,320	7,581
Weighted Average Exercise Price (Cdn$)	3.01	0.21	0.20	3.25	2.18	1.59		2.29	0.27

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 4.07 million stock options granted during the nine months ended September 30, 2016 (nine months ended September 30, 2015 – 10.46 million). The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the nine months ended September 30, 2016 was a weighted average Cdn$0.23 per stock option.

The following table sets out model inputs for stock options granted during the nine months ended September 30, 2016 and the year ended December 31, 2015:

	September 30,	December 31,
	2016	2015
Risk free interest rate	1.00%	0.46% - 1.00%
Expected life	3 years	3 years
Annualized volatility	93.40% - 93.91%	85.64% - 93.46%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.23 - $0.27	$0.09 - $0.25

During the three and nine months ended September 30, 2016, the Company recognized in the interim condensed consolidated statements of comprehensive loss an expense of $56 and $396 (three and nine months ended September 30, 2015 – $92 and $649) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $34 and $83 for the three and nine months ended September 30, 2016, respectively, related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset (three and nine months ended September 30, 2015 – $22 and $159 capitalized to the exploration and evaluation asset and mine under construction).

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

21.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at September 30, 2016 are as follows:

2016	$158
2017	290
2018	290
$738

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated loss, cash flow or financial position.

22.	RELATED PARTY TRANSACTIONS

Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2016 and 2015 was as follows:

	Three months ended,		Nine months ended,
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Short-term employee benefits	787	857	2,318	2,507
Share-based payments	44	85	335	591
Other benefits	14	19	43	57
Employee retention allowance	25	63	109	189
	870	1,024	2,805	3,344

During the three and nine months ended September 30, 2016, directors fees of $144 and $346 (three and nine months ended September 30, 2015 - $97 and $227) were incurred for non-executive directors of the Company. As of September 30, 2016, $123 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

23.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. These segments are consistent with the manner in which the Chief Operating Decision Maker, the Company’s CEO, reviews and evaluates the Company’s performance. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. As at and for the three and nine months ended September 30, 2016, the Company’s Twangiza and Namoya mines are disclosed as separate mining operations. The Development segment in the previous year’s tables has been renamed as Mining Operations Namoya since commercial production was achieved January 1, 2016. The Company’s sales of gold bullion are prominently transacted with a single customer.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

For the three months ended	Mining Operations	Mining Operations
September 30, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	31,715	35,750	-	-	67,465
Production costs	(18,424)	(20,684)	-	-	(39,108)
Depletion and depreciation	(6,631)	(10,346)	-	-	(16,977)
Gross earnings from operations	6,660	4,720	-	-	11,380

General and administrative	(987)	(1,240)	-	(1,647)	(3,874)
Share-based payments	(8)	(2)	-	(46)	(56)
Other charges and provisions, net	(345)	(48)	-	(714)	(1,107)
Net income/(loss) from operations	5,320	3,430	-	(2,407)	6,343

Finance expenses	(1,171)	(1,991)	-	(7,871)	(11,033)
Foreign exchange gain	23	-	-	9	32
Interest income	-	-	-	-	-
Net income/(loss)	4,172	1,439	-	(10,269)	(4,658)

Gross capital expenditures	6,888	5,640	2,100	-	14,628

For the three months ended	Mining
September 30, 2015	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	38,504	-	-	-	38,504
Production costs	(17,263)	-	-	-	(17,263)
Depletion and depreciation	(5,821)	-	-	-	(5,821)
Gross earnings from operations	15,420	-	-	-	15,420

General and administrative	(1,005)	-	-	(1,416)	(2,421)
Share-based payments	(10)	-	-	(82)	(92)
Other charges and provisions	(2,368)	-	(113)	3,481	1,000
Impairment charges	-	-	(23,000)	-	(23,000)
Net income/(loss) from operations	12,037	-	(23,113)	1,983	(9,093)

Finance expenses	(832)	-	(99)	(2,208)	(3,139)
Foreign exchange (loss)/gain	(217)	-	-	237	20
Interest income	-	-	-	1	1
Net income/(loss)	10,988	-	(23,212)	13	(12,211)

Gross capital expenditures	9,065	2,863	36,853	-	48,781

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

For the nine months ended	Mining Operations	Mining Operations
September 30, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	91,241	82,413	-	-	173,654
Production costs	(52,920)	(54,878)	-	-	(107,798)
Depletion and depreciation	(19,639)	(25,098)	-	-	(44,737)
Gross earnings from operations	18,682	2,437	-	-	21,119

General and administrative	(3,394)	(4,007)	-	(4,392)	(11,793)
Share-based payments	(33)	(19)	-	(344)	(396)
Other charges and provisions, net	(5,811)	(1,741)	-	(9,153)	(16,705)
Net income/(loss) from operations	9,444	(3,330)	-	(13,889)	(7,775)

Finance expenses	(5,565)	(5,141)	-	(23,077)	(33,783)
Foreign exchange gain	11	-	-	266	277
Interest income	-	-	-	3	3
Net income/(loss)	3,890	(8,471)	-	(36,697)	(41,278)

Gross capital expenditures	14,960	9,970	6,784	2	31,716

For the nine months ended	Mining
September 30, 2015	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$

Operating revenue	122,104	-	-	-	122,104
Production costs	(56,101)	-	-	-	(56,101)
Depletion and depreciation	(19,332)	-	-	-	(19,332)
Gross earnings from operations	46,671	-	-	-	46,671

General and administrative	(3,791)	-	-	(5,080)	(8,871)
Share-based payments	(85)	-	-	(564)	(649)
Other charges and provisions	(4,497)	-	(113)	2,833	(1,777)
Impairment charges	-	-	(73,200)	-	(73,200)
Net income/(loss) from operations	38,298	-	(73,313)	(2,811)	(37,826)

Finance expenses	(3,964)	-	(296)	(12,218)	(16,478)
Foreign exchange (loss)/gain	(262)	-	-	466	204
Interest income	-	-	-	3	3
Net income/(loss)	34,072	-	(73,609)	(14,560)	(54,097)

Gross capital expenditures	14,083	7,953	92,841	-	114,877

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

Certain items from the Company’s interim condensed consolidated statements of financial position are as follows:

September 30, 2016	Mining Operations	Mining Operations
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	265,266	375,895	146,660	79	787,900
Total assets	319,303	421,861	148,598	8,992	898,754
Provision for closure and reclamation	(2,752)	(5,618)	-	-	(8,370)
Non-current long-term debt	(10,000)	-	-	-	(10,000)
Total liabilities	(124,326)	(127,411)	(3,997)	(256,064)	(511,798)

December 31, 2015	Mining Operations	Development
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	271,415	409,658	139,989	117	821,179
Total assets	310,553	419,633	140,965	580	871,731
Provision for closure and reclamation	(3,059)	(5,007)	-	-	(8,066)
Long-term debt	-	-	-	(168,127)	(168,127)
Long-term portion of bank loans	-	(3,012)	-	-	(3,012)
Total liabilities	(93,429)	(104,213)	(4,818)	(249,771)	(452,231)

Geographic segmentation of non-current assets is as follows:

September 30, 2016	Property, Plant and	Mine Under	Exploration and	Inventory
	Equipment	Construction	Evaluation		Total
	$	$	$	$	$
Congo	637,184	-	146,522	4,115	787,821
Canada	79	-	-	-	79
	637,263	-	146,522	4,115	787,900

December 31, 2015	Property, Plant and	Mine Under	Exploration and	Inventory
	Equipment	Construction	Evaluation		Total
	$	$	$	$	$
Congo	289,510	388,012	139,738	3,802	821,062
Canada	117	-	-	-	117
	289,627	388,012	139,738	3,802	821,179

24.	PRODUCTION COSTS

Production costs for the Company’s Twangiza and Namoya mines for the three and nine months ended September 30, 2016 and for the Company’s Twangiza mine for the three and nine months ended September 30, 2015 are as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Raw materials and consumables	(19,925)	(8,688)	(54,768)	(25,976)
Salaries	(7,610)	(4,156)	(23,398)	(13,123)
Contractors	(5,961)	(2,548)	(17,508)	(8,547)
Other overhead	(6,620)	(3,196)	(18,543)	(9,095)
Inventory adjustments	1,008	1,325	6,419	640
	(39,108)	(17,263)	(107,798)	(56,101)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Salaries and employee benefits	(725)	(805)	(2,153)	(2,524)
Consulting, management, and professional fees	(534)	(177)	(1,646)	(989)
Office and sundry	(394)	(382)	(1,068)	(1,715)
Congo corporate office	(1,923)	(857)	(6,256)	(2,861)
Depreciation	(13)	(13)	(40)	(61)
Other	(285)	(187)	(630)	(721)
	(3,874)	(2,421)	(11,793)	(8,871)

26.	OTHER CHARGES AND PROVISIONS, NET

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2016	2015	2016	2015
		$	$	$	$
Impairment of inventories	7	-	-	(1,034)	-
Restructuring/severance		-	-	(295)	-
(Loss)/gain on change in fair value of financial instruments	15, 18	(1,107)	1,065	(15,242)	(1,699)
Loss on disposition of property, plant and equipment	8	-	(65)	(134)	(78)
		(1,107)	1,000	(16,705)	(1,777)

27.	FINANCE EXPENSES

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Dividends on Preference Shares	18	(1,062)	(771)	(3,016)	(2,387)
Dividends on Private Placement Preferred Shares	18	(869)	(586)	(2,596)	(2,064)
Transaction costs	15	(96)	(93)	(2,622)	(4,702)
Interest and bank charges		(8,833)	(1,550)	(25,122)	(6,840)
Accretion	16	(173)	(160)	(510)	(506)
Income from derivative instruments		-	21	83	21
		(11,033)	(3,139)	(33,783)	(16,478)

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans and trade and other payables approximate fair value due to their short-term nature.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the interim condensed consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements:

		September 30, 2016
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	18,775	-
Preference Shares	-	33,607	-
Private Placement Preferred Shares	-	42,270	-

		December 31, 2015
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 10	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	53,767	-
Preference Shares	-	28,315	-
Private Placement Preferred Shares	-	41,022	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statements of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash, and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2016 and December 31, 2015 is as follows:

	September 30,	December 31,
	2016	2015
	$	$
Cash and cash equivalents	9,487	2,262
Restricted cash	10,079	-
Trade and other receivables	22,701	13,020
	42,267	15,282

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, and/or at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease, the Company may need to further examine funding options. The Company has the following financial obligations, excluding preferred shares, classified as financial liabilities:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

September 30, 2016			Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	73,473	73,473	-	-	-
Long-term debt, including interest	218,773	207,833	10,940	-	-
Bank loans	12,208	12,208	-	-	-
Derivative instruments	18,775	13,760	5,015	-	-
Other liabilities	10,009	4,962	5,047	-	-

December 31, 2015			Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	82,235	82,235	-	-	-
Long-term debt, including interest	201,230	17,500	183,730	-	-
Bank loans	14,933	11,921	3,012	-	-
Derivative instruments	53,767	28,763	25,004	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Net loss	(4,658)	(12,211)	(41,278)	(54,097)
Impact of a 10% weakening of the spot price of gold	(6,747)	(3,850)	(17,365)	(12,210)
Net loss after impact	(11,405)	(16,061)	(58,643)	(66,307)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, derivative instruments, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30,	December 31,
	2016	2015
	$	$
Bank overdraft, net of cash	-	3,777
Bank loans	12,208	14,933
Derivative liabilities	18,775	53,767
Preference shares	75,877	69,337
Long term debt	204,543	168,127
Share capital	526,987	518,629
Warrants	13,356	13,356
Contributed surplus	43,807	43,431
Deficit	(197,194)	(155,916)
	698,359	729,441

29.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

		For the three months ended		For the nine months ended
	Notes	September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015
		$	$	$	$
Trade and other receivables	5	(3,045)	(1,452)	(9,445)	(1,255)
Prepaid expenses and deposits	6	(2,539)	502	(3,533)	(3,326)
Inventories	7	(3,110)	790	(9,971)	2,658
Trade and other payables	11	(2,709)	(923)	8,270	(10,478)
Employee retention allowance	14	(203)	(73)	(1,011)	(281)
Derivative instruments - mark-to-market	15	70	(48)	(3,730)	(1,474)
		(11,536)	(1,204)	(19,420)	(14,156)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

b)	Investing Cash Flows – Non-Cash Additions

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2016	2015	2016	2015
		$	$	$	$
Exploration and evaluation
Depreciation	8	49	221	299	486
Share-based payments	20	34	17	83	125
Employee retention allowance	14	23	79	73	132

Mine under construction
Depreciation	8	-	1,886	-	5,652
Share-based payments	20	-	5	-	34
Employee retention allowance	14	-	70	-	317
Accrued interest	13	-	(3,860)	-	2,040

c)	Financing Cash Flows – Issuance Proceeds and Costs

		For the three months ended		For the nine months ended

	Notes	September 30,	September 30,	September 30,	September 30,
Gross proceeds from non-equity financing		2016	2015	2016	2015
		$	$	$	$
Derivative instruments	15	-	7,000	3,480	57,000
Deferred revenue	12	-	-	66,463	50,000
Long-term debt	17	10,000	-	31,045	(40,701)
Share purchase warrants	15	-	-	1,818	-
		10,000	7,000	102,806	66,299

		For the three months ended		For the nine months ended

	Notes	September 30,	September 30,	September 30,	September 30,
Issuance costs from non-equity financing		2016	2015	2016	2015
		$	$	$	$
Derivative instruments	15	-	(835)	(300)	(3,581)
Deferred revenue	12	-	-	(2,031)	(300)
Long-term debt	17	-	-	(268)	-
Share purchase warrants	15	-	-	(32)	-
		-	(835)	(2,631)	(3,881)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three and nine months ended September 30, 2016
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

		For the three months ended		For the nine months ended
Gross proceeds from equity financing	Notes	September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015
		$	$	$	$
Issuance of common shares	19, 20	152	-	8,574	8
		152	-	8,574	8

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
Issuance costs from equity financing	Notes	2016	2015	2016	2015
		$	$	$	$
Issuance of common shares	19	-	-	(319)	-
		-	-	(319)	-

30.	EVENT AFTER THE REPORTING PERIOD